Murphy Canyon Acquisition Corp.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

July 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes and Laura Crotty

Re:	Murphy Canyon Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 11, 2023

File No. 333-271903

Dear Mr. Howes and Ms. Crotty,

On behalf of Murphy Canyon Acquisition Corp. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned on July 20, 2023, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on July 11, 2023. Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers about the Business Combination and Proposals

Q. How is the payment of the deferred underwriting commissions..., page 11

1.	We note that the chart on this page shows the total deferred underwriting commission at the 100% redemption scenario is equal to 1% of the cash left in the trust account following redemptions. We also note that footnote (1) to this chart states that you will not have enough cash in your trust account to pay the full deferred underwriting commission due in the 100% redemption scenario. Please reconcile.

Response: The Company acknowledges the Staff’s comment and has corrected the typographical error so as to clearly reference footnote 1 within the chart.

Opinion of ValueScope

ValueScope, page 59

2.	We note you have reinstated the statement on page 59 that ValueScope’s reports and opinions “have been reviewed by the SEC, Internal Revenue Service and United States Department of Justice”. Therefore, we reissue comment 20 of our March 1, 2023, comment letter, and ask that such statement be removed as it implies approval of such reports and opinions by the named agencies, which is not the case.

Response: The Company acknowledges the Staff’s comment and has removed the statement on page 59.

Comparable Public Companies Selected for Beta Analysis, page 63

3.	We note your response to prior comment 6 and reissue in part. Please revise to explain how ValueScope considered any differences in the size and current scale of operations in their analysis. For example, clearly disclose that ValueScope included a 1.21% small stock risk premium to Conduit’s cost of equity, as you have done in your response. Please also discuss here, or wherever appropriate, how the board considered these factors when reviewing the fairness opinion provided by ValueScope and in approving the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the discussion on pages 63-64 as requested.

Opinion of ValueScope, Inc.

Sum of the Parts DCF Analysis, page 65

4.	We note that you have updated the Probability of Success by Stage for Therapeutic Areas and the Sum of the part DCF Analysis, which resulted in an updated total value of clinical assets to be $851.6 million. Please explain to us the underlying drivers for the changes you made to these tables comparing to your previous valuation report. In your response, please specifically address changes for Hashimoto’s Thyroiditis, and others with a significant increase in value. Additionally, please help us understand whether and how your sum of the parts DCF analysis considered the research and development costs associated for these therapeutic areas.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the changes to the Probability of Success assumptions were to Covid-19, Idiopathic Male Infertility, IPF, and NASH.

●	Covid-19: Probability of Success was reduced from 61% to 29%. Based on conversations with Management, ValueScope understands that the Covid-19 therapeutic had not completed their Phase 2 requirements. As such, the probability was reduced to account for the uncertainty of Phase 2 not succeeding.
●	Idiopathic Male Infertility: Therapeutic category was changed from Urology to Endocrine resulting in a minor change to the probability. Base case probability of Phase 2 success increased from 36% to 42%, Phase 3 success decreased from 68% to 66%, and approval increased from 84% to 85%. This resulted in total PoS increasing from 20% to 23%.
●	IPF: Has completed Phase 1 and is moved to Phase 2, based on information provided by Conduit’s management.
●	NASH: Has completed Phase 1 and is moved to Phase 2, based on information provided by Conduit’s management.

In the updated fairness opinion, ValueScope further researched the product pipelines to forecast the peak market share achieved by each therapeutic based on its projected entry to the market.

ValueScope analyzed SpringerNature data via Bloomberg LP to determine the estimated number of therapeutics available prior to the Conduit therapeutic entering the market. The following table details the therapeutics being researched and their current stage:

ValueScope then compared these estimates to the Conduit therapeutic to estimate the base-case Conduit entry to the market. The following table details the estimated therapeutic’s entry to the market (e.g. a 1 in the base case column indicates its forecast to be the first therapeutic entry in the market):

ValueScope’s market share forecasts were based on a review of McKinsey & Company’s study “Pharma’s first-to-market advantage”, Nature Review’s article “Forecasting market share in the US pharmaceutical market”, multiple discussions with Conduit’s management, and ValueScope’s experience. Based on this, ValueScope set a 23% ceiling for first to market therapeutics and a 2% floor for later arriving therapeutics. Both Conduit and Murphy Canyon believe the selected peak market share estimates are reasonable estimates for the indicated therapeutics.

With regards to Hashimoto’s Thyroiditis, the therapeutic is currently being tested on lungs, however, Conduit’s management believes that if the therapeutic is successful on lungs it will almost certainly be successful on other organs. ValueScope reviewed an article from Future Market Insights addressing market size which estimated the market to be $7.4 billion in 2022 (“Hasihmoto’s Thyroiditis Therapeutics Market”, Future Market Insights. This is a significant increase from than original forecast but is believed to better represent the opportunity for this therapeutic. Additionally, as the previous chart indicates, this form of treatment for Hashimoto’s Thyroiditis is expected to be the first to market, resulting in a significantly larger market share than previously forecast.

Other therapeutics that had a significant change in value from prior analysis:

●	Covid-19: Decrease in value was primarily driven by lower probability of success discussed above as well as a revised market size to better reflect the therapeutic’s target market.
●	Idiopathic Male Infertility: Decrease in value was driven by lower projected peak market share as a result of being projected as 8th to market, decreasing peak market share from 10.0% to 2.0%.
●	Sarcoidosis: Increase in value was driven by higher projected peak market share as a result of being projected as 3rd to market, increasing peak market share from 1.0% to 10.0%.
●	IPF and NASH: Increase in value primarily driven by higher probability of success as discussed above.

ValueScope’s research and development costs are directly forecast by Conduit’s management and third-party studies for each therapeutic in the projected income statements. The expenses are forecast in the “Development Costs” line item.

The Business Combination Proposal

Background of the Business Combination, page 72

5.	Please revise your disclosure to further discuss the factors that resulted in Conduit’s valuation increasing to $779,000,000, namely how the de-prioritization of funding and development of AZD1656 for Covid-19 impacted the valuation and the developments in the therapeutics areas of interest to Conduit that resulted in the increase.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 75 as requested.

Unaudited Pro Forma Condensed Combined Financial Information, page 94

6.	Please revise the tables appearing on pages 97 and 98 to separately present the Private Placement Investor’s shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 97 and 98 as requested.

Our Strategy, page 146

7.	We note your response to our prior comment 17. We also note that your disclosure throughout the Business section continues to assert your plans to out-license your product candidates “following successful clinical trials.” Please revise your disclosure to make clear that there is no guarantee that clinical trials will be successful and that you may not be successful in finding third party partners to license your clinical assets to.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure throughout the Business section in response to the Staff’s comment.

Our Initial Pipeline: AZD1656 and AZD5904, page 150

8.	Please revise the table titled “Current Asset Development Stage” to include columns for Phase II and Phase III so that it is clear to investors what development stages still need to be completed prior to commercialization. Although we note Conduit’s business strategy is only to develop assets to Phase II, the table should provide a complete picture of the stages remaining prior to commercialization.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 150.

AZ1656 in Autoimmune Diseases, page 151

9.	Please remove your statement implying that AZD1656 may be able to help maintain a pregnancy for longer, reduce the number of babies that are born prematurely and reduce the costs associated with preterm labor as this statement appears premature given the current development status. Alternatively, please provide support for this statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 151.

Annex D, page D-1

10.	Please revise to include the fairness opinion dated November 4, 2022, as well as the opinion dated June 26, 2023.

Response: The Company acknowledges the Staff’s comment and has added the November 4, 2022 fairness opinion to Annex D as requested.

General

11.	We note you have removed all disclosure related to unaudited Conduit projections from the prospectus. Please confirm that these projections were not considered by the board in approving the transaction. In the event the projections were considered, please reinstate this disclosure and revise to respond to our prior comment 7.

Response: The Company acknowledges the Staff’s comment and confirms that those projections were not considered by the board in approving the transaction.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Avital Perlman of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Jack K. Heilbron
Chief Executive Officer

cc:	Avital Perlman, Esq.